UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-31339
WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
Weatherford International Ltd.
515 Post Oak Boulevard
Suite 600
Houston, TX 77027

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Weatherford International, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 26, 2006

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value	$295,100,305	$240,805,040

Receivables-
Transfer from other plan	—	3,358,413
Participants’ contributions	22,405	1,477,780
Company contributions	11,456	450,862
Loan repayment receivable	1,941	314,421
Pending settlement	128,305	21,327
Accrued income receivable	3,935	324

Total receivables	168,042	5,623,127

NET ASSETS AVAILABLE FOR BENEFITS	$295,268,347	$246,428,167

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:

Net appreciation in fair value of collective trusts	$1,095,953
Net appreciation in fair value of common stocks	14,130,487
Net appreciation in fair value of mutual funds	727,549
Interest income	634,294
Dividend income	11,888,806

28,477,089
Contributions-
Participants	26,059,212
Company	10,069,242
Rollovers	3,214,018

39,342,472
Transfers from other plan	670,808

Total additions	$68,490,369
DEDUCTIONS:

Benefits paid to participants and beneficiaries	19,642,684
Administrative fees	7,505

Total deductions	19,650,189

NET INCREASE	48,840,180
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	246,428,167

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$295,268,347

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
1. DESCRIPTION OF THE PLAN:
The following description of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established by the board of directors (the Board of Directors) of Weatherford International, Inc.
The Board of Directors appointed a committee (the Administrative Committee) to administer the Plan. Merrill Lynch Trust Company (Merrill Lynch) serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective June 26, 2002, Weatherford International Ltd. (the Company) became the parent holding company of Weatherford International, Inc. following a corporate reorganization. Weatherford International, Inc. continues to exist as an indirect, wholly owned subsidiary of the Company.
Eligibility
All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States or employed by an affiliate company that has not adopted the Plan, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company’s matching or discretionary contributions until the employee has completed one year of continuous service.
Effective January 1, 2005, eProduction Solutions, Inc. (eProduction) adopted the Plan and each employee of eProduction on December 31, 2004 who was eligible to participate in the eProduction Plan became eligible to participate in the Plan. Each employee of eProduction hired on or after January 1, 2005, is subject to the eligibility provisions of the Plan.
Contributions
An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax basis subject to certain limitations, up to 50 percent of his or her considered compensation, as defined by the Plan and on an after tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 50 percent of considered compensation, as defined by the Plan. In addition, participants may contribute amounts representing rollovers from other qualified plans.
Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations. No matching contributions shall be made with respect to the catch-up contributions.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Effective April 1, 2005, the Company shall make matching contributions equal to 100 percent of the participant’s pre-tax contributions up to 4 percent of considered compensation, as defined by the Plan. Prior to April 1, 2005, the Company made matching contributions equal to 50 percent of the participant’s pre-tax contributions up to 6 percent of considered compensation, as defined by the Plan. Considered compensation used to calculate the Company match includes overtime, bonuses and commissions but does not include relocation or severance pay. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2005.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant’s account invested in a particular investment to all participants’ accounts in that investment.
Investment Options
Participants may invest in any of fourteen mutual funds, two collective trusts and Weatherford International Ltd. common shares (Common Shares). Each participant who has invested in Common Shares has the right to vote the shares in his or her account with respect to any matter that comes before the shareholders for a vote. Shares of Grant Prideco, Inc. common stock received as a result of a prior transaction may be sold and reinvested in other investment options, but no additional shares may be purchased.
Vesting
Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant’s Company match and discretionary contribution accounts.
Expenses of the Plan
During 2005, administrative fees incurred by the Plan were paid by the Company, except for participant loan fees, which were paid from the account of the participant requesting the loan.
Participant Loans
Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one year period or one half of the fair market value of the participant’s vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant’s principal residence. In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant’s vested account balance and bear interest at the prime rate as reported in The Wall Street Journal or at a rate determined by the Administrative Committee.
Withdrawals and Terminations
A participant may withdraw the value of his or her after-tax contributions or rollover contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant’s pre-tax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 6 months.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant’s account balance will be distributed to the participant or his or her beneficiary as a lump sum. Upon termination of employment, the participant’s entire account balance will be available for withdrawal. Effective March 28, 2005, if a participant has not elected otherwise, all mandatory distributions in excess of $1,000 are automatically rolled-over into individual retirement accounts selected by the Administrative Committee. Prior to March 28, 2005, if the participant’s account balance was less than $5,000, the participant was paid a lump-sum payment as soon as practicable after his or her termination date. Certain benefits related to other forms of payment are protected by the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting. Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The fair value of investments in collective trusts is based on the market value of their underlying assets as determined by the investment issuer. Investments in mutual funds and common stocks are reported at fair market value based on quoted market prices. Participant loans receivable are stated at cost, which approximates fair value.
Interest and dividend income is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation in fair value of collective trusts, common stocks and mutual funds on the statement of changes in net assets available for benefits. No dividends were paid on the Company’s Common Shares during 2005.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
3. INVESTMENTS:
Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2005 or 2004 are as follows:

	2005	2004
Merrill Lynch Retirement Preservation Trust	$67,646,584	$62,873,155
Common Shares of Weatherford International Ltd.	39,703,706	22,414,155
Davis New York Venture Fund, Inc.	33,614,215	29,604,541
Merrill Lynch Equity Index Trust	23,951,889	20,324,856
PIMCO Total Return Portfolio	18,742,592	—
Merrill Lynch Balanced Capital Fund, Inc.	16,430,659	16,724,769
Merrill Lynch Corporate Bond Intermediate Term Portfolio	33,297	16,712,701
Blackrock Aurora Portfolio (formerly, State Street Research Aurora Fund)	12,815,311	16,203,972
Phoenix-Engemann Small and Mid Cap Growth Fund	—	13,080,946
4. ASSETS TRANSFERRED FROM OTHER PLAN:
During April 2005, account balances of participants totaling $670,808 were transferred to the Plan from Case Services, Inc. and are included in Transfers from Other Plan in the accompanying Statement of Changes in Net Assets Available for Benefits.
5. RISKS AND UNCERTAINTIES:
The Plan provides for various investments in collective trusts, mutual funds, a money market fund and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
6. TAX STATUS:
The Plan obtained its latest determination letter on June 9, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$295,268,347	$246,428,167
Amounts allocated to withdrawing participants	(2,953)	(69,343)

Net assets available for benefits per the Form 5500	$295,265,394	$246,358,824

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
The following is a reconciliation of benefits paid to participants and beneficiaries per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to participants and beneficiaries per the financial statements	$19,642,684
Add: Amounts allocated to withdrawing participants at December 31, 2005	2,953
Less: Amounts allocated to withdrawing participants at December 31, 2004	(69,343)

Benefits paid to participants and beneficiaries per Form 5500	$19,576,294

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005 and 2004, but not yet paid as of that date.
8. SUBSEQUENT EVENTS:
Effective January 1, 2006, Precision Energy Services Savings Plan (the Precision Plan) was merged into the Plan and each employee of the Precision Plan became eligible to participate in the Plan. Each employee of Precision Energy Services, Inc. hired on or after January 1, 2006, is subject to the eligibility provisions of the Plan. The account balances of participants in the Precision Plan totaling $30.5 million were transferred to and received by the Plan during January 2006.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(a), SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 04-2515019 PN:002
DECEMBER 31, 2005

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$93,737	$93,737

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 04-2515019 PN:002
DECEMBER 31, 2005

		Principal Number	Current
Identity of Issue	Description of Investment	of Units/ Shares	Value
COLLECTIVE TRUSTS:
*Merrill Lynch Trust Company	Merrill Lynch Equity Index Trust	257,408	$23,951,889
*Merrill Lynch Trust Company	Merrill Lynch Retirement Preservation Trust	67,646,584	67,646,584

	Total collective trusts		91,598,473

MUTUAL FUNDS:
American Beacon Funds	American Beacon Small Cap Value Institution	105,733	2,117,841
Blackrock, Inc. (formerly, State Street Research)	Blackrock Aurora Portfolio (formerly, State Street Research Aurora Fund)	374,826	12,815,311
Davis Venture Group	Davis New York Venture Fund, Inc.	986,622	33,614,215
Federated	Federated Fund for US Government Securities	76,444	585,566
Fidelity Investments	Fidelity Advisors Small Cap Fund	595,329	14,621,294
Goldman Sachs	Goldman Sachs Growth Opportunities Fund	124,082	2,748,437
Goldman Sachs	Goldman Sachs Mid Cap Value Fund	144,752	5,099,619
Massachusetts Investors	Massachusetts Investors Growth Stock Fund	299,224	3,842,041
*Merrill Lynch Trust Company	Merrill Lynch Balanced Capital Fund, Inc.	641,071	16,430,659
*Merrill Lynch Trust Company	Merrill Lynch Corporate Bond Intermediate Term Portfolio	2,880	33,297
*Merrill Lynch Trust Company	Merrill Lynch Global Allocation Fund, Inc.	659,572	11,173,151
*Merrill Lynch Trust Company	Merrill Lynch International Value Fund	526,723	14,221,534
MFS Investment Management	MFS International New Discovery Fund	298,382	7,113,437
PIMCO Mutual Funds	Pimco Total Return Portfolio	1,785,008	18,742,592
Van Kampen Investments	Van Kampen Equity & Income Fund	374,504	3,250,699

	Total mutual funds		146,409,693

COMMON STOCKS:
*Weatherford International Ltd.	Common Shares of Weatherford International Ltd.	1,096,787	39,703,706
Grant Prideco, Inc.	Common stock of Grant Prideco, Inc.	145,866	6,435,618

	Total common stocks		46,139,324

OTHER:
*Merrill Lynch Trust Company	Cash, interest-bearing		3,497
*Participant loans	Interest rates ranging from 5.0% to 10.5% with varying maturity dates		10,949,318

	Total assets		$295,100,305

*	Party in interest.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEATHERFORD INTERNATIONAL, INC.
401(k) SAVINGS PLAN

Date: June 28, 2006	/s/ Hazel A. Brown

Hazel A. Brown
Vice President, Human Resources
For Weatherford International, Inc. and
Weatherford International Ltd., and
Administrative Committee Member

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm